July 6, 2000



Hvide Marine Incorporated
2200 Eller Drive
Building 27
Fort Lauderdale, Florida 33318

Re:   12 1/2 % Senior Secured Notes Due 2007
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Ladies and Gentlemen:

We have acted as special counsel to Hvide Marine Incorporated, a Delaware corporation (the "Company"), in connection with the Company's offer (the "Exchange Offer") to exchange its 12 1/2 % Senior Secured Notes due 2007 (the "New Notes") for any and all of its outstanding 12 1/2 % Senior Secured Notes due 2007 (the "Old Notes").

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Upon the basis of the foregoing and assuming the due execution and delivery of the New Notes, we are of the opinion that the New Notes, when executed, authenticated and delivered in exchange for the Old Notes in accordance with the Exchange Offer will be valid and binding obligations of the Company enforceable in accordance with their terms, except as the foregoing may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principals of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

We are members of the Bar of the District of Columbia and the foregoing opinion is limited to the laws of the District of Columbia and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Exchange Offer. We also consent to the reference to us under the caption "Legal Matters" in the Prospectus contained in such Registration Statement.

This opinion is rendered to you in connection with the above matter and may not be relied upon for any other purpose.

Sincerely,



Dyer, Ellis & Joseph